FOR IMMEDIATE RELEASE


            COHOES BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS
                   REJECT TRUSTCO'S HOSTILE TENDER OFFER


            Offer is Highly Conditional, Unlikely to be Completed
                  and Not in Stockholders' Best Interests

              Cohoes Board Is Actively Pursuing A Sale Of Cohoes


COHOES, NEW YORK - November 3, 2000 - Cohoes Bancorp, Inc. (Nasdaq: COHB) announced today that its Board of Directors has unanimously recommended that Cohoes stockholders not tender their shares to TrustCo.

In a filing with the Securities and Exchange Commission, Cohoes said, "We believe that TrustCo's true intention is to impede and delay our previously announced orderly marketing process designed to maximize value for all Cohoes stockholders. We expect to complete our exploration of all strategic options, including a sale of Cohoes, before TrustCo can ever hope to complete its tender offer."

Harry L. Robinson, President and Chief Executive Officer of Cohoes, said, "We are disappointed that TrustCo has decided to proceed with its offer. We believe that an orderly process of exploring strategic alternatives is the best approach for Cohoes stockholders and is the best chance to maximize value. We are actively marketing the Company. We invited TrustCo to participate in our process, and instead, they began a proxy fight and a hostile tender offer.

"The difference between what Cohoes is doing to enhance value for its stockholders and what TrustCo is offering is like the difference between night and day," Mr. Robinson continued. "Cohoes is real; TrustCo's offer is illusory. Cohoes' approach to value is multi-pronged. We recently increased our quarterly cash dividend by 14% and announced our intention to repurchase up to approximately 12.5% of our stock. In addition, we are actively pursuing a sale of Cohoes. In contrast, TrustCo's offer is risky, funded in part with an overvalued currency, and is loaded with enough conditions to raise a serious doubt as to whether the offer will ever be completed.

"The choice is clear. We believe we can obtain a better deal for all of our stockholders than the one proposed by TrustCo. We urge Cohoes stockholders not to tender their shares to TrustCo," Mr. Robinson concluded.


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In material mailed to its stockholders today, Cohoes outlined the reasons for its recommendation that Cohoes stockholders not tender their shares to TrustCo. The following are some of the reasons:

Not the best deal. Cohoes believes it can obtain a better deal for its stockholders than TrustCo's. Cohoes is actively marketing the Company and has already signed confidentiality agreements with several larger financial institutions that have been active acquirers.

Not a real deal. TrustCo's offer is subject to 10 different conditions, some of which cannot be controlled by Cohoes. Other conditions, which are under Cohoes' control, cannot be agreed to by Cohoes' Board since it is committed to completing the exploration of all of its strategic options. In Cohoes' opinion, there is very little chance that TrustCo's tender offer will ever be completed.

Substantial integration risk. TrustCo has no real record of acquisitions, as it has not completed a material acquisition since 1991. Now, TrustCo has made hostile offers to acquire both Cohoes and Hudson River Bancorp simultaneously. TrustCo's lack of experience in the complex requirements of a large-scale integration make a successful acquisition of Cohoes and/or Hudson River highly questionable.

Wrong currency. Cohoes Board believes that TrustCo's common stock is overvalued, as it currently trades at 400% of book value and approximately
14.9 times earnings per share. Both valuation measures are substantially higher than those of a peer group of seven banks analyzed by Cohoes' investment banker. Cohoes also noted that while its stockholders have enjoyed a total annualized return of over 29% since Cohoes became a public company through October 20, 2000, TrustCo's stockholders for the same period actually lost money, experiencing a negative 2.1% total annualized return, in each case after giving effect to the reinvestment of dividends.

Cohoes is a unitary holding company which owns all of the capital stock of Cohoes Savings Bank, which maintains a network of 21 full service branch offices in upstate New York. On September 30, 2000, the Company had $739.3 million in assets and $123.6 million in stockholders' equity.

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause Cohoes' actual results and experience to differ materially from the anticipated results or expectations expressed in the forward-looking statements. Cohoes does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.



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Cohoes has filed a Solicitation/Recommendation Statement in response to the
Tender Offer Statement filed by TrustCo Bank Corp. NY. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain, free of charge, the Solicitation/Recommendation Statement filed by Cohoes at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500.

Cohoes and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the upcoming annual meeting of stockholders. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE PROXY MATERIALS FILED BY COHOES WITH THE SEC.